Free Writing Prospectus

Dated January 22, 2024

Filed Pursuant to Rule 433

Registration No. 333-276312

On January 22, 2024, Gyrodyne, LLC (“Gyrodyne” or the “Company”) issued a press release announcing the record date of its proposed rights offering. The contents of the press release can be found below:

GYRODYNE ANNOUNCES RECORD DATE FOR PROPOSED RIGHTS OFFERING

Gyrodyne, LLC (“Gyrodyne” or the “Company”) (NASDAQ: GYRO), an owner and manager of a diversified portfolio of real estate properties, today announced that the record date for its proposed rights offering is January 29, 2024 at 5:00 p.m. Eastern Time (the “Record Date”).

As previously announced, the Company intends to raise up to $5 million in aggregate gross proceeds by way of a rights offering where its existing shareholders as of the Record Date will be granted rights to purchase shares of the Company’s common stock (the “Rights Offering”).

The Company filed a registration statement (File No. 333-276312) (the “Registration Statement”) with respect to the proposed Rights Offering with the Securities and Exchange Commission (the “SEC”) on December 29, 2023.

In the Rights Offering, the Company will distribute to holders of Gyrodyne’s common share non-transferable subscription rights to purchase up to an aggregate of 625,000 shares of common stock at a subscription price of $8.00 per share. Each right consists of a basic subscription privilege and an oversubscription privilege. The rights under the basic subscription privilege will be distributed in proportion to shareholders’ holdings on the Record Date. Shareholders will receive one subscription right for each five shares held. Each whole subscription right gives the shareholders the opportunity to purchase two of the Company’s common shares for $8.00 per share. If a shareholder exercises his or her basic subscription right in full, and other shareholders do not, such shareholder will be entitled to an oversubscription privilege to purchase a portion of the unsubscribed shares at the subscription price, subject to proration and certain limitations.

The Company expects to use the net proceeds received from the rights offering to complete the pursuit of entitlements on the Company’s Flowerfield and Cortlandt Manor properties, for litigation fees and expenses in the Article 78 proceeding, for property purchase agreement negotiation and enforcement, for necessary capital improvements in the Company’s real estate portfolio, and for general working capital.

Further details on the terms of the Rights Offering and the procedures pursuant to which eligible shareholders can exercise their rights, including any changes to the dates included in this press release, will be announced before the commencement of the Rights Offering.

No Rights Offering will be made until the Company announces the definitive terms of the Rights Offering and the Registration Statement incorporating those terms is declared effective by the SEC.

About Gyrodyne

Gyrodyne, LLC owns and manages a diversified portfolio of real estate properties comprising office, industrial and service-oriented properties in the New York metropolitan area. The Company owns a 63-acre site approximately 50 miles east of New York City on the north shore of Long Island, which includes industrial and office buildings and undeveloped property, and a medical office park in Cortlandt Manor, New York, both of which are the subject of plans to seek value-enhancing entitlements. The Company's common shares are traded on the NASDAQ Capital Market under the symbol GYRO. Additional information about the Company may be found on its web site at www.gyrodyne.com.

Cautionary Statement Regarding Forward-Looking Statements

The statements made in this press release and other materials the Company has filed or may file with the SEC, in each case that are not historical facts, contain "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, which can be identified by the use of forward-looking terminology such as "may," "will," "anticipates," "expects," "projects," "estimates," "believes," "seeks," "could," "should," or "continue," the negative thereof, and other variations or comparable terminology as well as statements regarding the evaluation of strategic alternatives and liquidation contingencies. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to our efforts to enhance the values of our remaining properties and seek the orderly, strategic sale of such properties as soon as reasonably practicable, risks associated with the Article 78 proceeding against the Company and any other litigation that may develop in connection with our efforts to enhance the value of and sell our properties, ongoing community activism, risks associated with proxy contests and other actions of activist shareholders, risks related to the recent banking crisis and closure of two major banks (including one with whom we indirectly have a mortgage loan), regulatory enforcement, risks inherent in the real estate markets of Suffolk and Westchester Counties in New York, the ability to obtain additional capital in order to enhance the value of the Flowerfield and Cortlandt Manor properties and negotiate sales contracts and defend the Article 78 proceeding from a position of strength, the continuing effects of the COVID-19 pandemic, the ongoing risk of inflation, elevated interest rates, recession and supply chain constraints or disruptions and other risks detailed from time to time in the Company's SEC reports. These and other matters the Company discusses in this press release may cause actual results to differ from those the Company describes.

Additional Information and Where to Find It

The Company has filed the Registration Statement (including a prospectus) with the SEC for the offering to which this press release relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, you may obtain copies of the prospectus, by contacting Mackenzie Partners, Inc., the information agent for the offering, at:

Mackenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call toll-free: (800) 322-2885

E-mail: proxy@mackenziepartners.com

No Offer or Solicitation

This press release shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of securities, nor shall any securities of the Company be offered or sold in any jurisdiction in which such an offer, solicitation or sale would be unlawful. It is an outline of matters for discussion only.  Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.  In connection with the Rights Offering transaction discussed herein, the Registration Statement was filed with the SEC on December 29, 2023.  Shareholders of the Company are urged to read the Registration Statement and the documents incorporated by reference therein before making any investment decision with respect to the Rights Offering because they will contain important information regarding the proposed Rights Offering transaction.  You should not construe the contents of this press release as legal, tax, accounting or investment advice or a recommendation.  You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein.